F I N A N C I A L   S T A T E M E N T

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2022
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934)*

| OMB APPROVAL | |
|---|---|
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| Expires: | Oct. 31, 2023 |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
|---|
| **8-33429** |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Financial Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

| St. Petersburg | FL | 33716 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian Beitzel | (319) 355-2802 | brian.beitzel@transamerica.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

| 1 N. Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.







Notary Public

Brian J. Beitzel, CFO

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of Operations or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CRF 240.18a-7(d)(2), as applicable.*

# TRANSAMERICA FINANCIAL ADVISORS, INC.
# FINANCIAL STATEMENT
## Year Ended December 31, 2022

## Contents

Report of Independent Registered Public Accounting Firm ............................................................................................ 1

Financial Statement

Statement of Financial Condition.................................................................................................................................. 2
Notes to Financial Statement........................................................................................................................................ 3



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Transamerica Financial Advisors, Inc.

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Chicago, Illinois
March 1, 2023

We have served as the Company's auditor since 2014.

# TRANSAMERICA FINANCIAL ADVISORS, INC.
## STATEMENT OF FINANCIAL CONDITION
*(Dollars in thousands, except share data)*
### December 31, 2022

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 45,538 |
| Restricted cash | | 250 |
| Commissions receivable | | 2,520 |
| Commissions receivable affiliated | | 174 |
| Receivables from clearing broker | | 1,942 |
| Investments in securities, at fair value | | 912 |
| Deferred tax asset, net | | 445 |
| Prepaid commission expenses | | 5,239 |
| Other receivables | | 830 |
| Recoverable from Parent under tax allocation agreement | | 929 |
| Prepaid expenses and other assets | | 2,318 |
| **Total assets** | **$** | **61,097** |

**Liabilities and stockholders' equity**

**Liabilities**

| | | |
|---|---|---:|
| Unearned advanced revenue | $ | 6,895 |
| Commissions payable | | 3,055 |
| Unearned other revenue | | 2,499 |
| Due to affiliates, net | | 408 |
| Other liabilities | | 6,831 |
| **Total liabilities** | | **19,688** |

**Stockholders' equity**

| | | |
|---|---|---:|
| Common stock, one dollar par value, 5,000 shares authorized; 1,209 issued and outstanding | | 2 |
| Additional paid-in capital | | 27,618 |
| Retained earnings | | 13,789 |
| **Total stockholders' equity** | | **41,409** |
| **Total liabilities and stockholders' equity** | **$** | **61,097** |

*The accompanying notes are an integral part of these financial statement*

# TRANSAMERICA FINANCIAL ADVISORS, INC.
## NOTES TO FINANCIAL STATEMENT
### *(Dollars in thousands)*

## 1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is 10.8% owned by Commonwealth General Corporation ("CGC"), 37.6% owned by AEGON Asset Management Service, Inc. ("AAM"), and 51.6% owned by AUSA Holding, LLC ("AUSA"), AUSA is 100% owned by Transamerica Corporation ("Transamerica", the "Parent"). Transamerica, CGC, AUSA, and AAM are indirect wholly owned subsidiaries of AEGON N.V., a public limited liability company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company's registered representatives market and distribute financial products for both affiliated and nonaffiliated companies, such as variable annuities, individual retirement accounts, variable life insurance, mutual funds, advisory programs, and certain securities to investors throughout the United States. The Company is a member of the Municipal Securities Rulemaking Board.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

### Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit and money market funds with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2022, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

### Restricted Cash

Restricted Cash represents special reserve funds for the exclusive benefit of customers required by SEC Rule 15c3-3 and relates to the 15c3-3 (k)(2)(i) exemption the Company claims.

### Commissions Receivable

Commissions Receivable represents 12b-1 fee accruals, mutual fund and insurance product premium time-of-sale commission accruals, individual retirement account ("IRA") time-of-sale and trail accruals, insurance trails, mutual fund time of sale commissions, revenue sharing, and advisory fees earned but not yet received.

**Commissions Receivable Affiliated**

Commissions Receivable Affiliated represents 12b-1 fees commission accruals earned but not yet received from affiliated entities. Refer to Note 6 for further details on related party transactions.

**Receivables from Clearing Broker**

Receivables from custodian and Clearing Broker are related to cash and cash equivalents held at custodian and Pershing LLC, the clearing broker dealer, where the transactions are cleared on a fully disclosed basis.

**Investments in Securities at Fair Value**

The Company's investments at year-end consist primarily of equity securities, mutual funds, exchange traded funds, and money market funds, which are reported at fair value.

**Deferred Tax Asset, net**

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or benefits are based on the changes in the assets and liabilities from period to period. Refer to Note 5 for further details on income taxes

**Prepaid Commission Expenses**

Prepaid Commission Expenses consist of commission expenses paid in advance to agents related to variable universal life contracts.

**Other Receivables**

The Company's Other Receivables represent agent credit balances, accrued administrative advisory fees, and other miscellaneous receivables.

**Prepaid Expenses and Other Assets**

Prepaid expenses consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account, errors and omissions insurance, convention costs, as well as prepaid annual FINRA assessments. These assessments and fees and other prepaid expenses are amortized over the term of the coverage period.

Other assets include secured deposits held at Pershing LLC, Broadridge Financial Solutions and National Financial Services, LLC.

**Unearned Advanced Revenue**

Unearned Advanced Revenue consists of commissions received in advance from product providers related to variable universal life contracts. Refer to Note 3 for further detail on revenue from contracts with customers.

## Commissions Payable

Commissions Payable represents 12b-1 fees, insurance, brokerage commissions, and advisory accruals and payments due to registered representatives.

## Unearned Other Revenue

Unearned Other Revenue consists of pre-funded FINRA renewal and assessment fees from agents, advanced advisory fees, and event sponsorships. Refer to Note 3 for further detail on revenue from contracts with customers.

## Due to Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, tax payables, and other miscellaneous expenses. The Company incurs affiliated interest expenses and revenue on these balances, which is in accordance with cost sharing agreement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

## Other Liabilities

Other Liabilities consist of employee accruals, accounts payable, unprocessed cash transactions, unprocessed suspended transactions, agent debit balances, agent bonuses payable, and other miscellaneous liabilities.

## Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include cash equivalents within Cash and Cash Equivalents, Commission Receivable, Receivables from Clearing Broker, Other Receivables, and other assets within Prepaid Expenses and Other Assets in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2022, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial and no allowance was recorded.

***(Dollars in thousands)***

### 3. Receivable from Contracts with Customers

*Distribution Fees*

The beginning receivable balance related to distribution fees was $11,762, whereas the December 31, 2022 ending balance of $8,634 was reflected under Commissions Receivable, Receivables from Clearing Broker, Commissions Receivable Affiliated, and Other Receivables on the Statement of Financial Condition.

The unearned distribution fee balance is related to commissions received in advance from product providers related to variable universal life contracts fees and are amortized and recognized over a twenty-month contract period. For these unearned distribution fees, it is not probable that a significant revenue reversal will not occur until the fees are contractually non-refundable to the product provider in accordance with the contract terms. The beginning unearned distribution fee balance related to commissions received in advance was $6,475, of which, $5,423 was amortized and recognized in the current year, whereas the December 31, 2022, ending balance of $6,895 related these advanced distribution fees were reflected under Unearned Advanced Revenue on the Statement of Financial Condition.

*Advisory Fees*

The beginning receivable balance related to advisory fees was $1,756, whereas the December 31, 2022 ending balance of $1,431 was reflected under Commissions Receivable on the Statement of Financial Condition.

The beginning unearned advisory fee balance related commissions received one month in advance from advisory providers was fully amortized in the amount of $201. The December 31, 2022 ending balance of $250 related to these advanced advisory fees were reflected under Unearned Other Revenue on the Statement of Financial Condition.

### Other Income

*Administrative Advisory Fees*

The beginning receivable balance related to administrative advisory fees was zero, whereas the December 31, 2022 ending balance of $340 was reflected under Other Receivables on the Statement of Financial Condition.

*Agent Affiliation Fees*

The beginning and ending receivable balances in 2022 related to agent affiliation fees were zero.

The beginning unearned other revenue balance related to prepaid agent affiliation fees were fully amortized in the amount of $1,630 during 2022. The December 31, 2022 ending balance of $1,774 related to these prepaid fees were reflected under Unearned Other Revenue on the Statement of Financial Condition.

*Event Sponsorships*

The beginning and ending receivable balance related to event sponsorships were zero for 2022.

***(Dollars in thousands)***

The beginning unearned other revenue balance related to event sponsorships was fully amortized in the amount of $362. The December 31, 2022 ending balance of $475 related to event sponsorships was reflected under Unearned Other Revenue on the Statement of Financial Condition.

*Revenue Sharing*

The beginning receivable balance related to revenue sharing was $264, whereas the December 31, 2022 ending balance of $300 was reflected under Commissions Receivable on the Statement of Financial Condition.

## 4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets
    b) Quoted prices for identical or similar assets or liabilities in non-active markets
    c) Inputs other than quoted market prices that are observable
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

*(Dollars in thousands)*

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2022:

| | December 31, 2022 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Assets** | | | | |
| Mutual funds (a)(c) | $ 30 | $ - | $ - | $ 30 |
| Equity securities (b)(c) | 232 | - | - | 232 |
| Money market funds (c)(d) | 6,707 | - | - | 6,707 |
| **Total assets** | **$ 6,969** | **$ -** | **$ -** | **$ 6,969** |

(a) Mutual funds are carried at the daily close price.
(b) These investments are valued based on daily market close price of the underlying securities held in each account.
(c) These investments are included as Investments in Securities, at Fair Value on the Statement of Financial Condition.
(d) Cash equivalents of $6,057 are primarily valued at amortized cost, which approximates fair value and is included in Cash and cash equivalents on the Statement of Financial Condition. Cash is not included in the above table.

The following table presents fair value of the Company's money market funds and the related redemption requirements at December 31, 2022:

| | **Fair Value** | **Unfunded Commitments** | **Redemption Frequency** | **Redemption Notice Period** |
|---|---|---|---|---|
| Money market funds | $ 6,707 | $ - | any dealing day | 0 days |
| **Total** | **$ 6,707** | | | |

The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

## 5. Income Taxes

At December 31, 2022, the Company recorded deferred tax assets of $445 which consist of compensation, litigation, and benefit accruals.

The Company settles all accrued income taxes that are not cash settled under the tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

| | 2022 | | | |
|---|---|---|---|---|
| | AAM | AUSA | CGC | Total |
| Federal | $ (11) | $ (14) | $ (3) | $ (28) |
| State | 114 | 156 | 33 | 303 |
| Total Contribution (Dividend) | **$ 103** | **$ 142** | **$ 30** | **$ 275** |

***(Dollars in thousands)***

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. These amounts are included in other operating expenses on the Statement of Operations. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

| | Interest | | Penalties | | Total payable (receivable) | |
|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | $ | (34) | $ | - | $ | (34) |
| Interest expense (benefit) | | 34 | | - | | 34 |
| Penalties expense (benefit) | | - | | - | | - |
| Balance at December 31, 2022 | **$** | - | **$** | - | **$** | - |

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which an appeals conference is in process. The IRS opened an exam for the 2014 through 2018 amended tax returns. Federal income tax returns filed in 2019 through 2021 remain open, subject to potential future examination. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

## 6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of affiliated and non-affiliated life insurance, variable universal life, annuities, mutual funds, IRAs, and other investment-related activities. The related accrual as of December 31, 2022 of $174 is reflected as Commission Receivable Affiliated on the Statement of Financial Condition.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. The outstanding payable associated with the cost sharing agreement totaled $408 and is included in Due to Affiliates, net on the Statement of Financial Condition.

During 2022, the Company received state tax capital contributions of $303 from its Parents, as well as federal tax dividend of $28 from its Parents respectively pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return.

## 7. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2022 for all legal, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

There is an ongoing examination of the Company by the Securities and Exchange Commission (SEC). The examination relates to numerous issues, including paymaster services provided by an affiliate of the Company. The Company is fully cooperating in the examination.

The Company does not have an existing liability for pending legal and regulatory matters in Other Liabilities on the Statement of Financial Condition.

## 8. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2022, unsecured debits totaled $6. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications as of December 31, 2022. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

## 9. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 1, 2023, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.